UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

AERCAP HOLDINGS N.V.

(Name of Issuer)

Ordinary Shares, EUR 0.01 Nominal Value

(Title of Class of Securities)

N00985106

(CUSIP Number)

Fahad Al Qassim

Waha AC Coöperatief U.A.

Teleportboulevard 140

1043 EJ Amsterdam

The Netherlands

+971 2 667 7343

Safwan Said

Waha Capital PJSC

Level 43, Tower 3,

Etihad Towers, P.O. Box 28922,

Abu Dhabi, United Arab Emirates

+971 2 403 9311

Chakib Aabouche

Avia Holding Limited

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of filing persons)

November 22, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. N00985106

1.	Names of reporting persons Waha AC Coöperatief U.A.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 26,846,611
	9.	Sole dispositive power 0
	10.	Shared dispositive power 26,846,611
11.	Aggregate amount beneficially owned by each reporting person 26,846,611
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 14.77%*
14.	Type of reporting person OO

*	Based on the 181,743,634 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 6-K filed on November 08, 2016 were issued and outstanding as of September 30, 2016.

CUSIP No. N00985106

1.	Names of reporting persons Waha Capital PJSC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Abu Dhabi, United Arab Emirates
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 26,846,611
	9.	Sole dispositive power 0
	10.	Shared dispositive power 26,846,611
11.	Aggregate amount beneficially owned by each reporting person 26,846,611
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 14.77%*
14.	Type of reporting person CO

*	Based on the 181,743,634 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 6-K filed on November 08, 2016 were issued and outstanding as of September 30, 2016.

CUSIP No. N00985106

1.	Names of reporting persons Avia Holding Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.00%*
14.	Type of reporting person OO

*	Based on the 181,743,634 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 6-K filed on November 08, 2016 were issued and outstanding as of September 30, 2016.

INTRODUCTORY STATEMENT

This Amendment No. 10 (“Amendment No. 10”) amends and supplements the statement on Schedule 13D filed by Waha AC Coöperatief U.A. (the “Stockholder”) and Waha Capital PJSC on November 22, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, filed on December 16, 2013 (“Amendment No. 1”), Amendment No. 2 thereto, filed on June 16, 2014 (“Amendment No. 2”), Amendment No. 3 thereto, filed on September 4, 2014 (“Amendment No. 3”), Amendment No. 4 thereto, filed on December 3, 2014 (“Amendment No. 4”), Amendment No. 5 thereto, filed on April 8, 2015 (“Amendment No. 5”), Amendment No. 6 thereto, filed on December 16, 2015 (“Amendment No. 6”), Amendment No. 7 thereto, filed on January 13, 2016 (“Amendment No. 7”), Amendment No. 8 thereto, filed on January 20, 2016 (“Amendment No. 8”), Amendment No. 9 thereto, filed on August 23, 2016 (“Amendment No. 9”) (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and this Amendment No. 10, is collectively referred to herein as the “Schedule 13D”) relating to the ordinary shares, nominal value EUR0.01 per share (the “Ordinary Shares”) of AerCap Holdings N.V., a Netherlands public limited liability company (the “Issuer”). This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

ITEM 2.	IDENTITY AND BACKGROUND

The response set forth in Item 2 of the Schedule 13D is hereby supplemented with the following information:

This Schedule 13D is also being filed by:

Avia Holding Limited (“Avia”, and together with the Stockholder and Waha Capital PJSC, the “Reporting Persons”), a limited liability company organized under the laws of the Cayman Islands, which is joining as a Reporting Person pursuant to the attached Joint Filing Agreement. Avia is a wholly owned subsidiary of Waha Capital PJSC.

During the last five years, neither Avia, nor, to the best of Avia’s knowledge, any of its directors has been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The response set forth in Item 2 of the Schedule 13D is hereby supplemented with the following information:

The 4,000,000 shares purchased by the Stockholder as set forth in Amendment No. 6, Amendment No. 7 and Amendment No. 8 were contributed by the Stockholder to Avia on September 22, 2016.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding to the final paragraph thereof the following information:

(a) As set forth in Amendment No. 3, on September 4, 2014, the Stockholder entered into funded collar confirmations (the “September 2014 Funded Collar Confirmations”) with each of Deutsche Bank AG, London Branch (“DB”), Nomura International plc (“Nomura”) and Citibank N.A., London Branch (“Citi”, and together with DB and UBS, the “September 2014 Funded Collar Counterparties”) that relate in the aggregate to 14,923,306 Ordinary Shares (the “September 2014 Collared Shares”).

On November 22, 2016, the Stockholder entered into amendments with respect to the September 2014 Funded Collar Confirmations (the “September 2014 Funded Collar Amendments”) with each of the September 2014 Funded Collar Counterparties that have the effect of postponing the expected expiration dates for the options relating to the September 2014 Collared Shares, decreasing the strike price with respect to the put options relating to the September 2014 Collared Shares, increasing the strike price with respect to the call options relating to the September 2014 Collared Shares, and making certain other amendments to the terms of the September 2014 Funded Collar Confirmations (each as specified in the respective September 2014 Funded Collar Amendments, including Annex A attached thereto, filed as exhibits hereto). The Stockholder understands that, in connection with the entry by the September 2014 Funded Collar Counterparties into their respective September 2014 Funded Collar Amendments, each such September 2014 Funded Collar Counterparty will adjust its hedge position with respect to its September 2014 Funded Collar Confirmation and that such adjustments will include, in the aggregate for all such September 2014 Funded Collar Counterparties, a sale of 1,049,699 Ordinary Shares currently held by the September 2014 Funded Collar Counterparties in connection with such hedge positions pursuant to a block sale transaction effected by Citigroup Global Markets Inc. and Deutsche Bank Securities Inc.

(b) As set forth in Amendment No. 4 and Amendment No. 9, on December 1, 2014, the Stockholder entered into funded collar confirmations (the “December 2014 Funded Collar Confirmations”) with each of Deutsche Bank AG, London Branch (“DB”), UBS AG, London Branch (“UBS”) and Citibank N.A., London Branch (“Citi”, and together with DB and UBS, the “December 2014 Funded Collar Counterparties”) that relate in the aggregate to 11,923,305 Ordinary Shares (the “December 2014 Collared Shares”).

On November 22, 2016, the Stockholder entered into amendments with respect to the December 2014 Funded Collar Confirmations (the “December 2014 Funded Collar Amendments”) with each of the December 2014 Funded Collar Counterparties that have the effect of postponing the expected expiration dates for the options relating to the December 2014 Collared Shares that were originally scheduled to expire on specified dates in January 2017 and February 2017, increasing the strike price with respect to the put options relating to such portion of the December 2014 Collared Shares, increasing the strike price with respect to the call options relating to such portion of the December 2014 Collared Shares, increasing the number of December 2014 Collared Shares to which the December 2014 Funded Collar Confirmation with UBS relates and decreasing, by the same number of December 2014 Collared Shares, the number of December 2014 Collared Shares to which the December 2014 Funded Collar Confirmation with Citi relates (it being understood that, in the aggregate, the December 2014 Funded Collar Confirmations continue to relate to 11,923,305 Ordinary Shares) and making certain other amendments to the terms of the December 2014 Funded Collar Confirmations (each as specified in the respective December 2014 Funded Collar Amendments, including Annex A attached thereto, filed as exhibits hereto). The Stockholder understands that, in connection with the entry by the December 2014 Funded Collar Counterparties into their respective December 2014 Funded Collar Amendments, each such December 2014 Funded Collar Counterparty will adjust its hedge position with respect to its December 2014 Funded Collar Confirmation and that such adjustments will include, in the aggregate for all such December 2014 Funded Collar Counterparties, a sale of 1,675,064 Ordinary Shares currently held by the December 2014 Funded Collar Counterparties in connection with such hedge positions pursuant to a block sale transaction effected by Citigroup Global Markets Inc. and Deutsche Bank Securities Inc.

(c) On November 22, 2016, Avia entered into an agreement with Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. to sell the 4,000,000 Ordinary Shares that Avia held, representing approximately 2.20% of the outstanding Ordinary Shares. As a result of this sale, the Reporting Persons’ beneficial ownership of Ordinary Shares decreased to 14.77%. The shares were sold at a price of $43.76 per Ordinary Share. Under the terms of the sale agreement, the September 2014 Funded Collar Amendments and the December 2014 Funded Collar Amendments, the Reporting Persons agreed not to sell or otherwise transfer any Ordinary Shares (other than the 4,000,000 Ordinary Shares being sold) for 30 days following November 22, 2016, without the prior written consent of Citigroup Global Markets Inc. and Deutsche Bank Securities Inc.

Item 4 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the exhibits attached hereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the final paragraph thereof with the following information:

The Reporting Persons are the beneficial owners of 26,846,611 Ordinary Shares of the Issuer. That number of shares represents 14.77% of the aggregate of 181,743,634 Ordinary Shares that the Reporting Persons understand to be issued and outstanding based on the number of Ordinary Shares that the Issuer reported were issued and outstanding as of September 30, 2016 in its Report of Foreign Private Issuer on Form 6-K filed on November 08, 2016.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided above in the response to Item 4.

ITEM 7.	INFORMATION TO BE FILED AS EXHIBITS

EXHIBIT 99.24	September 2014 Funded Collar Amendment, dated as of November 22, 2016, between the Stockholder and Deutsche Bank AG, London Branch

EXHIBIT 99.25	September 2014 Funded Collar Amendment, dated as of November 22, 2016, between the Stockholder and Citibank N.A., London Branch

EXHIBIT 99.26	September 2014 Funded Collar Amendment, dated as of November 22, 2016, between the Stockholder and Nomura International plc

EXHIBIT 99.27	December 2014 Funded Collar Amendment, dated as of November 22, 2016, between the Stockholder and Deutsche Bank AG, London Branch

EXHIBIT 99.28	December 2014 Funded Collar Amendment, dated as of November 22, 2016, between the Stockholder and UBS AG, London Branch

EXHIBIT 99.29	December 2014 Funded Collar Amendment, dated as of November 22, 2016, between the Stockholder and Citibank N.A., London Branch

EXHIBIT 99.30	Letter from Avia to Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., dated as of November 22, 2016.

EXHIBIT 99.31	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2016

WAHA AC COÖPERATIEF U.A.

By:	/s/ Fahad Al Qassim
Name:	Fahad Al Qassim
Title:	Proxy Holder

WAHA CAPITAL PJSC

By:	/s/ Safwan Said
Name:	Safwan Said
Title:	Attorney

AVIA HOLDING LIMITED

By:	/s/ Chakib Aabouche
Name:	Chakib Aabouche
Title:	Authorized Signatory